

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

<u>Via E-mail</u>
Patrick J. Pazderka, Esq.
Oppenheimer Wolff & Donnelly LLP
Campbell Mithun Tower - Suite 2000
222 South Ninth St.
Minneapolis, MN 55402-3338

> **Re:** **Aetrium Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 12, 2012**
> **File No. 000-22166**

Dear Mr. Pazderka:

We have reviewed your letter dated October 29, 2012 responding to our comment letter dated October 19, 2012 regarding above filing and have the following additional comments. All defined terms used in this letter have the same meaning as in the above proxy statement and your response letter.

<u>General</u>

1. We note your response to prior comment 1. Please file a revise preliminary proxy statement containing the requested disclosure.

2. We note that the Shareholder Group filed a proxy statement containing an additional proposal regarding an amendment to the Company's Bylaws. Please advise whether the Company intends to revise its proxy statement to refer to this additional proposal.

3. As discussed with you during a telephone call on October 25, 2012, please revise the proxy card so that the proposal to remove the existing members of the Company's board in its entirety also provides holders with a means to vote against the removal of individual directors.

4. We note your response to prior comment 2 and we generally disagree that you have provided a reasonable basis supporting some of the proposed disclosure and the resulting implications. Please remove from the proxy statement the heading "The Shareholder Group has Acted in Apparent Disregard of SEC Requirements." In addition, please note the following specific comments relating to the four bullet point statements referenced in our October 19 letter and the related revised disclosure that the Company has proposed in its letter dated October 29.

5.   We refer you to the proposed revision responding to the first bullet point of our prior comment 2 (referred to in your response letter as "Point A"). Clarify the reference to "the Shareholder Group's history relating to trading in Aetrium common stock and failing to timely report…" to specify the entity or entities that engaged in the trading in question and failed to timely file. Based on our review of the Company's disclosure, it appears that only one member of the Shareholder Group, Archer, failed to timely comply with its filing obligations under Exchange Act Section 16(b) resulting in the Company's request that Archer pay to the Company less than $1,800. Furthermore, without further support, we do not believe these facts provide a reasonable basis for the statement that such actions raise "questions about whether the Shareholder Group will be effective in leading the company to continued full compliance with SEC and other legal requirements in fact, form and appearance." Please revise or remove such statement.

6.   We refer you to the proposed revision responding to the second bullet point of our prior comment 2 (referred to in your response letter as "Point B"). The statements beginning with the sentence "These facts are consistent with the possibility…" creates the implication that the Shareholder Group violated federal securities laws without any reasonable basis for such assertions. Please revise or remove these statements. Please also advise us of the relevance of the parenthetical statement regarding Texas and Oklahoma addresses.

7.   We refer you to the proposed revision responding to the third bullet point of our prior comment 2 (referred to in your response letter as "Point C"). We do not believe a reasonable basis exists for the proposed statement that "[i]n any event, Archer's trading activity in the context of our disclosures of material non-public information to the Shareholder Group presents an appearance of the possibility of trading on material non-public information." Please revise or remove this statement.

8.   We refer you to the proposed revision responding to the fourth bullet point of our prior comment 2 (referred to in your response letter as "Point D"). We do not believe a reasonable basis exists for the last two sentences of the first proposed paragraph (beginning with the statement "The history of this Shareholder Group…") or the reference to the term "questionable" in the last sentence of the proposed language used to describe the Shareholder Group's history of trading. Furthermore, the last sentence's reference to "facts," without any additional specificity creates the negative implication, without any reasonable basis in support thereof, that the Shareholder Group has acted in contravention of federal securities laws. Please revise or remove this statement.

9.   Please note that we will not review any further correspondence containing proposed disclosure unless such disclosure is filed in a revised preliminary proxy statement.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions